400 Kato Terrace, Fremont, CA  94539

March 31, 2026

Ms. Kristin Lochhead

Ms. Julie Sherman

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Aehr Test Systems, Inc.

       Form 10-K for the Fiscal Year Ended May 30, 2025

       Form 10-Q for the Three and Six Months Ended November 28, 2025

       File No. 000-22893

Dear Ms. Lochhead and Ms. Sherman,

We are writing in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated March 17, 2026, to Mr. Chris Siu, Chief Financial Officer of Aehr Test Systems, Inc. (the “Company”), related to the Company’s Form 10-K for the fiscal year ended May 30, 2025 (the “Form 10-K”) and Form 10-Q for the Three and Six Months Ended November 28, 2025. For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended May 30, 2025 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, Income Taxes, page 24

1. We note your disclosure that you released a valuation allowance of $21.9 million during the fiscal year ended May 31, 2024, based on your conclusion that it is more likely than not that your deferred tax assets will be realized. However, we see that you reported pretax losses in the fiscal year ended May 30, 2025, which continue through the six months ended November 28, 2025. Please update your Critical Accounting Policy in future filings to inform investors of your continued assessments of your valuation allowance in light of these losses and provide more transparent disclosure regarding the specific factors and estimates that impact your judgment in this area, including the assessment of recent operating performance. In this regard, as needed, provide an updated critical accounting policy for income taxes in your quarterly reports. Refer to SEC Release 33-8350 and revise to provide greater insight into the quality and variability of information regarding financial condition and operating performance.

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will enhance its disclosures in future filings regarding its assessment of the realizability of deferred tax assets and the related valuation allowance.

Specifically, in future Annual Reports on Form 10-K, and in Quarterly Reports on Form 10-Q as appropriate, the Company will revise its critical accounting policy for income taxes to provide a more transparent disclosure regarding the ongoing evaluation of the need for a valuation allowance, including the significant factors and estimates affecting management’s judgment. Such disclosure will include, as applicable, discussion of the Company’s recent operating performance, including cumulative pretax income or loss in recent periods; expectations regarding future taxable income; the duration and severity of any recent losses; the scheduled reversal of taxable temporary differences; tax planning strategies; and other positive and negative evidence considered in assessing whether it is more likely than not that deferred tax assets will be realized.

1

The Company further advises the Staff that, in light of the pretax loss incurred in fiscal year 2025 and continued losses through the six months ended November 28, 2025, management continues to evaluate all available positive and negative evidence at each reporting date in assessing the appropriateness of maintaining or adjusting its valuation allowance. The Company will update its disclosures in future filings, as appropriate, to reflect any material changes in the facts, circumstances, judgments, or estimates underlying that assessment.

We propose updating our critical accounting policies and estimates disclosures for valuation allowance by describing the material assumptions used to estimate, prospectively, in both our Annual Report on Form 10-K for the fiscal year ending May 29, 2026, as well as in our Quarterly Report on Form 10-Q for our third fiscal quarter ended February 27, 2026, which are marked to show changes against the disclosures included in our Annual Report on Form 10-K for the fiscal year ended May 30, 2025, as follows:

Proposed Updates to Critical Accounting Policies and Estimates Disclosures

Income Taxes

The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors and adjusts the effective tax rate as required.

~~We assess the likelihood that we are able to recover our deferred tax assets. If recovery is not more likely than not, we increase our provision for taxes by recording a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be recoverable. In determining whether the realization of these deferred tax assets is impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. In order to reverse the valuation allowance, management considers both positive and negative evidence and determines that there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. In fiscal 2024, we released the entire valuation allowance which contributed to the tax benefit of approximately $20.7 million for the year ended May 31, 2024.~~

We recognize deferred tax assets (“DTAs”) for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards to the extent we conclude it is more likely than not that such DTAs will be realized. Our DTAs relate solely to U.S. federal and state income taxes. At each reporting date, we evaluate the realizability of our DTAs and record a valuation allowance when, based on all available evidence, we conclude that it is not more likely than not that some portion or all of our DTAs will be realized.

This assessment requires significant judgment because it involves weighing both positive and negative evidence, with the most objective evidence generally carrying the greatest weight. In making this determination, we consider, among other factors: (i) recent operating results and cumulative pretax income (loss) in the United States; (ii) the duration and severity of any recent losses; (iii) projections of future taxable income based on our operating plans (including expected revenues, margins, and cost structure); (iv) the availability and feasibility of tax planning strategies; and (v) the expected utilization periods and limitations applicable to carryforwards.

During fiscal 2024, we released a valuation allowance of $21.9 million after concluding that it was more likely than not that our U.S. DTAs would be realized. However, because we incurred pretax losses in fiscal 2025, and losses continued through the six months ended November 28, 2025, management continues to reassess at each reporting date whether sufficient positive evidence exists to support realization of our U.S. DTAs. This reassessment places increased emphasis on the evaluation of recent operating performance and our forecast of future taxable income, including the extent to which recent losses are expected to be temporary versus indicative of a sustained trend.

If actual results differ from our current estimates, if assumptions underlying our forecast of future taxable income change, or if negative evidence (including sustained losses) outweighs positive evidence, we may be required to record an additional valuation allowance or adjust an existing valuation allowance. Any such change could have a material impact on our income tax provision and our results of operations in the period of the change.

2

Results of Operations, Discussion of Results of Operations, page 25

2. Throughout the discussion of results of operations, you indicate that multiple factors contributed to a material change in your results. Please revise future filings to quantify the impact of each material factor identified. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future filings, beginning with its next Form 10-Q, to the extent practicable, to quantify the impact of each material factor contributing to material changes in its results of operations, rather than describing such factors qualitatively only.

In future filings, when multiple material factors contribute to a change in a financial statement line item, the Company will quantify the impact of each material driver, including by product line, geographic market, or other relevant category, as appropriate, to provide investors with a more transparent understanding of the underlying reasons for the change from period to period.

In response to the Staff’s comment, the Company proposes to revise its disclosure substantially as follows:

Illustrative Proposed Revisions to Results of Operations Disclosure (Revenue Example)

Revenue decreased by $7.3 million, in fiscal 2025 compared to fiscal 2024. Product revenue decreased by $8.9 million, driven by a decrease in FOX-P systems revenue of $15.2 million and a decrease in contactors revenue of $9.9 million, primarily due to continued softness in demand for power semiconductors used in electric vehicles, partially offset by an increase in package parts burn-in product revenue of $16.1 million associated with the Incal acquisition. The decline in product revenue was partially offset by an increase in services revenue of $1.7 million, primarily related to the Incal acquisition.

Revenue, page 25

3. Refer to the disclosure on page 12 that you derive a substantial portion of net sales from the sale of a relatively small number of systems with high dollar value. In that regard, please revise future filings to provide a more detailed quantified analysis of the drivers of fluctuations in your revenue, including the changes in the number and type of systems sold and the impact of any changes in price ranges of systems sold during each period presented. Reference Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will enhance its future disclosures regarding period-to-period fluctuations in revenue to provide a more detailed quantified analysis of the material drivers of such changes.

Specifically, in future filings, the Company will, to the extent material and practicable, expand its MD&A revenue discussion to quantify changes in product mix, including the types of systems sold. The Company will also continue to quantify changes in other material revenue components, such as contactors, services, and other categories, as applicable, to provide investors with greater insight into the underlying causes of fluctuations in revenue from period to period.

3

With respect to the request to provide changes in the number of systems sold and the impact of any changes in price ranges of systems sold during each period presented, the Company respectfully submits that it believes the proposed quantification of the changes in product mix and other material revenue components from period to period gives investors all material information necessary to understand both quantitatively and qualitatively the underlying reasons for fluctuations in revenue.

The Company respectfully submits that it believes providing specific detail on revenue by the number of systems sold and the impact of changes in price ranges would be competitively harmful to the Company. The Company operates in a specialized and concentrated market for semiconductor test and burn-in equipment and derives a substantial portion of its net sales from a relatively small number of high-value system transactions. In this market, disclosure of unit volume and average selling price information would provide competitors with granular insight into the Company's pricing strategy and customer demand levels, enabling them to target the Company's customers or adjust their own pricing strategies. Further, the Company has also reviewed competitor filings and has noted that this level of detail on revenue is not disclosed, which would put the Company at a further competitive disadvantage were it to disclose such information.

In response to the Staff’s comment, the Company proposes to revise future disclosures substantially as follows:

Illustrative Proposed Revisions to Results of Operations Disclosure – Revenue

Revenue decreased by $7.3 million, in fiscal 2025 compared to fiscal 2024. Product revenue decreased by $8.9 million, driven by a decrease in FOX-P systems revenue of $15.2 million and a decrease in contactors revenue of $9.9 million, partially offset by an increase in package parts burn-in product revenue of $16.1 million associated with the Incal acquisition. The decline in product revenue was partially offset by an increase in services revenue of $1.7 million, primarily related to the Incal acquisition. The decrease in systems revenue was primarily attributable to lower shipments of FOX-P systems in fiscal 2025 compared to fiscal 2024, due to the continued softness in demand for power semiconductor demand for electric vehicles. The decrease in contactors revenue was also due to lower demand from customers serving the electric vehicle power semiconductor market.

Form 10-Q for the Three and Six Months Ended November 28, 2025 Financial Statements Note 13. Segment and Concentration Information, page 19

4. We see your discussion in MD&A that the rapid advancement of generative artificial intelligence (AI) and the accelerating electrification of transportation and global infrastructure represent two of the most significant macro-trends impacting the semiconductor industry today. These appear to represent two different end markets for your products as well, one with decreasing sales, and one with increasing sales, based on your reporting. Tell us how the changes in your business and related end markets impact how management reviews the business, your determination of operating segments, and all other general segment disclosures, including revenue by end market.

Response to Comment 4:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that management has considered the impact of changes in its business and related end markets, including demand associated with generative AI and the electrification of transportation and infrastructure, in its determination of operating segments and related disclosures.

As disclosed in Note 16 to the Company’s fiscal 2025 Annual Report on Form 10-K and Note 13 to the Company’s Quarterly Report on Form 10-Q for the quarter ended November 28, 2025, the Company has concluded that it operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) reviews financial performance, allocates resources, and makes operating decisions based on consolidated financial information.

4

While management monitors developments and demand trends in various end markets served by the semiconductor industry, including AI-related and electric vehicle/power semiconductor applications, such end markets are not managed as separate operating segments, and the Company does not maintain discrete financial information by end market for purposes of assessing performance or allocating resources. Instead, the Company’s products, engineering resources, manufacturing operations, sales channels, and support functions are managed centrally across these applications. Management reviews the business on a consolidated basis, including total revenue, gross profit, operating income, and other consolidated financial measures. Accordingly, the Company determined that it has one operating segment and one reportable segment.

The Company further advises the Staff that, although end-market trends do not affect its segment determination, it will continue to evaluate whether enhanced MD&A disclosure is appropriate to provide investors with additional insight into material trends and uncertainties affecting demand in the end markets that influence its business.

5. In this regard, tell us how the acquisition of Incal Technology impacted your business segments and related disclosures.

Response to Comment 5:

The Company respectfully advises the Staff that the acquisition of Incal Technology did not change the Company’s conclusion that it has one operating segment and one reportable segment.

The acquisition of Incal Technology added complementary products that allow the Company to offer a broader range of testing products for both wafer-level and packaged-part burn-in applications. Following the acquisition, Incal’s operations were integrated into the Company’s existing organizational structure, including manufacturing, finance, sales, research and development, and other administrative functions.  Consistent with that integration, the Company relocated Incal employees to Aehr’s principal Fremont facilities in 2025 in order to consolidate California operations. The Company’s Chief Executive Officer, who is the Chief Operating Decision Maker, reviews operating results, allocates resources, and assesses performance on a consolidated basis. In addition, although certain revenue information may be available by product line, the Company does not maintain discrete operating results for Incal as a separate component.

Accordingly, management concluded that the acquisition of Incal did not create a separate operating segment or reportable segment and did not change the Company’s related segment disclosures. The Company will continue to evaluate its disclosures in future filings to ensure they appropriately describe the impact of the acquisition on its business and results of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

6. We see that you include only a short Overview in MD&A that focuses primarily on your products. In light of the significant changes to your business and the end markets for your products, revise your discussion in future filings to provide information about the quality of, and potential variability of, the company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Response to Comment 6:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will enhance its MD&A in future filings, including the Overview section, to provide a more robust discussion of the quality of its earnings and cash flows and the potential variability of its operating results.

5

As disclosed in the Company’s filings, the Company’s business has experienced significant changes in product mix and end-market demand, including reduced near-term demand in certain silicon carbide applications tied to electric vehicle market softness, and increased activity in artificial intelligence, data center, silicon photonics, Gallium Nitride, and packaged-part burn-in applications, including as a result of the acquisition of Incal Technology. In addition, the Company’s revenues and profitability can vary significantly from period to period because our business includes a relatively small number of high-value system transactions, and the timing of customer orders and shipments can materially affect quarterly and annual results.

The Company will revise future filings to discuss, to the extent material, known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on its financial condition, results of operations, and cash flows. This enhanced disclosure will include a discussion of significant changes in the Company’s business, end-market demand, customer purchasing patterns, product and revenue mix, the timing and volume of high-value system sales, demand trends in electric vehicle and other semiconductor markets, integration-related impacts associated with acquisitions, and other factors that may cause period-to-period fluctuations in earnings and cash flows or affect the extent to which historical results are indicative of future performance.

The Company will also revise the Overview section in future filings so that it is not limited primarily to a description of its products but instead provides investors with a balanced discussion of the principal business and market factors affecting the Company’s performance, liquidity, and outlook.

In response to the Staff’s comment, the Company proposes to include expanded narrative in the Overview and Results of Operations sections substantially similar to the following:

Illustrative Additions to Overview Disclosure

Our operating results and cash flows can vary significantly from period to period due to the timing, volume, and mix of customer orders, particularly because a substantial portion of our revenue is derived from a relatively small number of high-value systems sales. As a result, the number, type, and selling price of systems sold in a given period can materially affect revenue, gross margin, earnings, and operating cash flow.

Demand for our products is influenced by conditions in the semiconductor industry and in the end markets served by our customers, including demand related to generative AI and electric vehicle power semiconductors. During fiscal 2025 and the first six months of fiscal 2026, our operating performance was negatively affected by continued softness in demand in electric vehicle power semiconductors. Changes in customer investment cycles, order timing, and the pace of adoption of new technologies may continue to affect our results in future periods.

In addition, our results of operations have been affected by changes in revenue mix across systems, contactors, and services, as well as by the integration and contribution of the acquired business. Because these factors can affect revenue levels, gross margins, operating expenses, and working capital differently from period to period, past performance may not necessarily be indicative of future results. Our liquidity and cash flows may also be affected by the timing of large system shipments, investments in inventory and working capital, capital expenditures, acquisition-related cash uses, and investments in product development and market expansion.

6

Please contact me at (408) 964-0052 or csiu@aehr.com with any questions concerning this response.

Sincerely,

/s/ Chris P. Siu

Chris P. Siu

Executive Vice President of Finance and Chief Financial Officer

cc: Ross McAloon, Latham & Watkins LLP

7